EXHIBIT 99.1

POET Technologies and SilTerra Announce Partnership to Develop and Manufacture POET’s Optical Interposer Platform

SAN JOSE, Calif., April 09, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (TSX Venture:PTK) (OTCQX:POETF), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC), today announced a master collaboration agreement with SilTerra, a Malaysia-based semiconductor wafer foundry, for the co-development of certain fabrication processes and the manufacturing of POET’s Optical Interposer Platform. The partnership is expected to accelerate the path to commercial production of the Optical Interposer, which will enable optical engines for single-mode transceiver modules and other high bandwidth devices.

Together, the companies will bring-up critical waveguide processes previously developed by POET for its Optical Interposer, and implement the process flows on newly purchased equipment at SilTerra’s world-class 8” silicon foundry in Kulim, Malaysia. In support of this activity, SilTerra has agreed to assist financially with the purchase of specialized semiconductor fabrication and testing equipment, as well as to share certain costs associated with facilities enhancements and installation of equipment for manufacturing the Optical Interposer. Additionally, the collaboration includes a wafer purchase agreement for the manufacturing of prototype, initial production and volume production wafers.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “Following several months of preliminary collaborative work together, this agreement with SilTerra represents a significant milestone toward our goal of commercializing POET’s Optical Interposer Platform. The combined resources and investments of the two companies enables us to establish a unique manufacturing process as well as a reliable supply of wafers for our Optical Interposer. SilTerra offers POET a truly unique combination of advanced 90 nanometer lithography, cost-effective 8” silicon processing copper metallization and MEMS capabilities, all of which are needed for our Optical Interposer. As a result of this partnership, POET has now secured a key element in the commercialization process allowing us to establish more engagements with prospective customers.”

Firdaus Abdullah, SilTerra’s Chief Executive Officer stated, “SilTerra is delighted to be working with POET in what we regard as a key strategic engagement to address the increasing need for cost-effective solutions for Data Center Interconnects through the innovative use of silicon in photonics.  POET’s Optical Interposer is a major advance over other approaches to optical interconnects and facilitates the co-packaging of electronics and photonics devices in a single Multi-Chip-Module (MCM). POET’s “Photonics-in-a-package” solution has the potential to address even larger markets in the future for the integration and co-optimization of ASIC’s and DSP’s with photonics at the interposer and chip level.  We at SilTerra look forward to a long and prosperous relationship between our two companies and our teams.”

The Master Collaboration Agreement between POET Technologies and SilTerra Malaysia Sdn Bhd was signed on April 6, 2018 and includes provisions for multiple co-development projects, consignment by POET of newly purchased equipment to be installed in SilTerra’s Malaysian foundry, various support services to be provided by SilTerra and the purchase of wafers containing Optical Interposer devices from SilTerra over an initial three-year term.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

About SilTerra

SilTerra Malaysia Sdn Bhd is a semiconductor wafer foundry offering fabrication and design support services in CMOS logic, High-Voltage, Mixed-signal, RF, BCD, Power and MEMS technologies down to 90 nanometer feature size. SilTerra's wafer fab has a design-in capacity of 46,000 eight-inch wafers per month and currently serves customers in US, Taiwan, Korea and China.

Environmentally vigilant, SilTerra delivers award-winning, world-class performance to its customers seeking flexible capacity, custom technologies, competitive advantages and around the clock customer support. SilTerra is ISO 9001:2008 and ISO 14001 certified. Starting commercial production in 2001, the company's headquarters and factory are located in Malaysia's Kulim Hi-Tech Park, with sales and marketing offices in San Jose (California) and Hsinchu (Taiwan). For additional information on SilTerra or its services, please visit www.silterra.com

POET Technologies, Inc. Shareholder Contact:

Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

SilTerra Malaysia Sdn Bhd Contact:

Matthew Tan Hooi Sin
Tel: +60-12-482-1236
Email: matthew_tan@silterra.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expected benefits from its agreement with SilTerra and acceleration of time to commercial production as well as its expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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